SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
______________________


Century Properties Fund XVII

LIMITED PARTNERSHIP UNITS
(Title of Class
of Securities)

NONE
(CUSIP Number of Class
of Securities)
______________________

John K. Lines, Esq.
General Counsel and Secretary
Insignia Financial Group, Inc.
One Insignia Financial Plaza
Greenville, SC 29602
(803) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement
_____.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Financial Group, Inc.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,710.5000 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      25,710.5000
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               IFGP Corporation


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power                - 0 -
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000  Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia NPI, L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,710.5000 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      25,710.5000
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Riverside Drive L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power                - 0 -
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Andrew L. Farkas


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          United States


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,710.5000 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      25,710.5000
                                                  Units
                                                   Page 12 of 22

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     IN


                                                    Page 13 of 22

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Commercial Group, Inc.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,710.5000 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      25,710.5000
                                                  Units

                                                    Page 14 of 22

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                    Page 15 of 22

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Properties Corporation


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 25,710.5000 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      25,710.5000
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,710.5000 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     34.3%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

      The undersigned hereby amend the statement on Schedule 13D filed on their behalf on January 30, 1996 with the Securities and Exchange Commission in order to correct clerical errors on the signature page.

Item 7.   Material to be Filed as Exhibits

   The following material is hereby added to the materials provided in response to Item 7:

(g)   Joint Filing Agreement, dated as of February 20, 1996.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 20, 1996

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President/Secretary

                         INSIGNIA NPI, L.L.C.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President

                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President

                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                          EXHIBIT INDEX

Exhibit             Description                              Page

(g)  Joint Filing Agreement                                    21

                                                    Page 21 of 22


                            EXHIBIT G

               Agreement of Filing of Schedule 13D



          Each of the undersigned hereby agrees that the Amendment No. 2 to Schedule 13D dated February 20, 1996, to which this Agreement is attached as Exhibit G, may be filed on behalf of each such person.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  February 20, 1996

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President/Secretary

                         INSIGNIA NPI, L.L.C.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President

                                                    Page 22 of 22


                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President



                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary